

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2023

Paolo Tiramani
Chief Executive Officer
Boxabl Inc.
5345 E. N. Belt Road
North Las Vegas, NV 89115

  Re: Boxabl Inc.
    Registration Statement on Form 10
    Filed August 10, 2023
    File No. 000-56579

Dear Paolo Tiramani:

  Our initial review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations thereunder and the requirements of the form. More specifically, your registration statement fails to include the interim financial statements required by Item 13 of Form 10.

  We will provide more detailed comments relating to your registration statement following our review of a substantive amendment that addresses these deficiencies.

  Please contact Isabel Rivera at 202-551-3518 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Real Estate & Construction

cc: Andrew Stephenson